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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-A

               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934



                             Roper Industries, Inc.
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             (Exact Name of Registrant as Specified in Its Charter)



             Delaware                              51-0261835
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     (State of Incorporation of Organization)      (I.R.S. Employer
                                                   Identification No.)



     160 Ben Burton Road, Bogart, Georgia          30622
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     (Address of Principal Executive Office)       (Zip Code)



       Securities to be registered pursuant to Section 12(b) of the Act:


        Title of Each Class          Name of Each Exchange on Which
        to be so Registered          Each Class is to be Registered
        -------------------          ------------------------------

        Common Stock, $.01 Par Value     New York Stock Exchange
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       Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
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                                (Title of Class)
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ITEM 1.  Description of Registrant's Securities to be Registered
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Common Stock, $.01 Par Value
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The capital stock of Roper Industries, Inc. (the "Company") for which the
Company has applied for listing on the New York Stock Exchange, is the Company's single class of Common Stock with a par value of $.01 per share. Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefore. In addition the Company's Certificate of Incorporation provides for time-phased voting by the holders of Common Stock, as follows:

Each outstanding share of Common Stock will entitle the holder thereof to five votes on each matter properly submitted to the stockholders of the Company for their vote, waiver, release or other action; except that no holder of outstanding shares of Common Stock will be entitled to exercise more than one vote on any such matter in respect of any share of Common Stock with respect to which there has been a change in beneficial ownership during the four years immediately preceding the date on which a determination is made of the stock holders of the Company who are entitled to vote or to take any other action. A change in beneficial ownership of an outstanding share of Common Stock will be deemed to have occurred whenever a change occurs in any person or persons who, directly or indirectly, through any contract, agreement, arrangement, understanding, relationship or otherwise has or shares any of the following:

     (a) voting power, which includes, without limitation, the power to vote or to direct the voting power of such share of Common Stock;

     (b) investment power, which includes, without limitation, the power to direct the sale or other disposition of such share of Common Stock;

     (c) the right to receive or to retain the proceeds of any sale or other disposition of such share of Common Stock; or

     (d) the right to receive or to retain any distributions, including, without limitation, cash dividends, in respect of such share of Common Stock.

     Without limiting the generality of the foregoing, the following events or conditions will be deemed to involve a change in beneficial ownership of a share of Common Stock:

     (a) in the absence of proof to the contrary provided in accordance with certain procedures set forth below, a change in beneficial ownership will be deemed to have occurred (1) whenever an outstanding share of Common
     Stock is transferred of record into the name of any other person and (2) upon the issuance of shares in a public offering;
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     (b)   in the case of an outstanding share of Common Stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established that there has been no change in the person or persons who or that direct the exercise of the rights referred to in (a) through
     (d), inclusive, above with respect to such outstanding share of Common
     Stock during the period of four years immediately preceding the date on which a determination is made of the stock holders of the Company entitled to vote or to take any other action, then a change in beneficial ownership of such share of Common Stock shall be deemed to have occurred during such period;

     (c) in the case of an outstanding share of Common Stock held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any jurisdiction, a change in beneficial ownership will be deemed to have occurred whenever there is a change in the beneficiary of such trust, the principal of such agent, the ward of such guardian, the minor for whom such custodian is acting or in such trustee, agent, guardian or custodian; or

     (d) in the case of outstanding shares of Common Stock beneficially owned by a person or group of persons who, after acquiring, directly or indirectly, the beneficial ownership of five percent of the outstanding shares of Common Stock, fails to notify the Company of such ownership within ten days after such acquisition, a change in beneficial ownership of such shares of Common Stock will be deemed to occur on each day while such failure continues.

     Notwithstanding any other provisions in the Certificate to the contrary, no change in beneficial ownership of an outstanding share of Common Stock shall be deemed to have occurred solely as a result of:

     (a) any event that occurred prior to February 12, 1992 or pursuant to the terms of any contract (other than a contract for the sale of shares of Common Stock contemplating prompt settlement), including contracts providing for options, rights of first refusal and similar arrangements, in existence on February 12, 1992 and to which any holder of shares of Common Stock is party; provided, however, that any exercise by an officer or employee of the Company or any subsidiary of the Company of an option to purchase Common Stock after February 12, 1992 will, notwithstanding the foregoing and clause (f) below, be deemed a change in beneficial ownership irrespective of when that option was granted to said officer or employee;

     (b) any transfer of any interest in an outstanding share of Common Stock pursuant to a bequest or inheritance, by operation of law upon the death of any individual, or by any other transfer without valuable consideration, including, without limitation, a gift that is made in good faith and not for the purpose of circumventing the provisions of the Certificate;

     (c) any changes in the beneficiary of any trust, or any distribution of an outstanding share of Common Stock from trust, by reason of the birth, death, marriage or divorce of any natural person, the adoption of any natural person prior to age 18 or the passage of a given period of time or the attainment by any natural person of a specific age, or the creation or termination of any guardianship or custodial arrangement;

     (d) any appointment of a successor trustee, agent, guardian or custodian with respect to an outstanding share of Common Stock if neither such successor has nor its predecessor had the power to vote or to dispose of such share of Common Stock without further instructions from others;

     (e) any change in the person to whom dividends or other distributions in respect of an outstanding share of Common Stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

     (f) any issuance of a share of Common Stock by the Company or any transfer by the Company of a share of Common Stock held in treasury other than in a public offering thereof, unless otherwise determined by the Board of Directors at the time of authorizing such issuance or transfer;

     (g) any giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder promulgated;

     (h) any transfer, whether or not with consideration among individuals related or formerly related by blood, marriage or adoption ("relatives") or between a relative and any person controlled by any or more relatives where the principal purpose for the transfer is to further the estate tax planning objectives of the transferor or of relatives of the transferor;

     (i) any appointment of a successor trustee as a result of the death of the predecessor trustee (which predecessor trustee shall have been a natural person);

     (j) any appointment of a successor trustee who or which was specifically named in a trust instrument prior to February 12, 1992; or

     (k) any appointment of a successor trustee as a result of the resignation, removal or failure to qualify of a predecessor trustee or as a result of mandatory retirement pursuant to the express terms of a trust instrument; provided, that less than 50% of the trustees administering any single trust will have changed
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     (including in such percentage the appointment of the successor trustee)
     during the four year period preceding the appointment of such successor trustee.

     All determinations concerning changes in beneficial ownership, or the absence of any such change, are made by the Board of Directors of the Company or, at any time when the Company employs a transfer agent with respect to the shares of Common Stock, at the Company's request, by such transfer agent on the Company's behalf. The Company and any transfer agent will be entitled to rely on any and all information concerning beneficial ownership of the outstanding shares of Common Stock coming to their attention from any source and in any manner reasonably deemed by them to be reliable, but neither the Company not any transfer agent shall be charged with any other knowledge concerning the beneficial ownership of outstanding shares of Common Stock.

     In the event of any stock-split or stock dividend with respect to the outstanding shares of Common Stock, each share of Common Stock acquired by reason of such split or dividend will be deemed to have been beneficially owned by the same person from the same date as that on which beneficial ownership of the outstanding share or shares of Common Stock, with respect to which such share of Common Stock was distributed, was acquired.

     Each outstanding share of Common Stock, whether at any particular time the holder thereof is entitled to exercise five votes or one vote, shall be identical to all other shares of Common Stock in all respects, and together the outstanding shares of Common Stock will constitute a single class of shares of the Company.

     Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights, except as are provided in connection with the shareholders rights plan described below. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company when issued will be, fully paid and nonassessable.

Classification of the Board of Directors. The Company's Certificate of
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Incorporation provides that the Board of Directors be divided into three classes, each class to be as nearly equal in number of Directors as possible. The Board has designated three classes of Directors, four of whom who have been selected to serve for a term expiring at the 1997 Annual Meeting of Shareholders, four others of whom have been selected to serve a term expiring at the 1998 Annual Meeting of Shareholders, and the remaining three of whom have been selected to serve a term expiring at the 1999 Annual Meeting of Shareholders. In conjunction with the Annual Meeting of Shareholders one class of Directors is elected each year for a three-year term. The By-laws further provide that the Board of Directors has the exclusive right to set the number of Directors.
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Shareholders' Rights Plan.  The Board of Directors of the Company has adopted a
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Shareholders' Rights Plan ("Rights Agreement")  intended to encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover and declared a dividend distribution of one Right (as defined in the Rights Agreement) for each outstanding share of the Company's Common Stock to shareholders of record on January 31, 1996. Each Right, when exercisable, entitles the holder thereof to buy one one-thousandth of a share of a new series of preferred stock, designated as Series A Preferred Stock at a purchase price of $170.00. The Rights are exercisable only ten (10) days after a person or group (i) becomes or has the right to become the beneficial owner of 20% or more of the Company's Common Stock (an "Acquiring Person"); (ii) becomes or has the right to become the beneficial owner of 10% or more of the Company's Common Stock and is declared on Adverse Person (as defined in the Rights Agreement) by the Board of Directors; or (iii) commences a tender or exchange offer which, if consummated, would result in such person or group becoming an Acquiring Person, without the consent of the Company. The Company will generally be entitled to redeem the Rights at $.01 each at any time up to 10 days following the date that such an ownership position has been acquired, and under certain circumstances thereafter. Unless earlier redeemed or exercised, the Rights will expire on January 8, 2006.

If the Company is acquired on or after the earlier of (i) the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or (ii) a declaration by the Board of Directors that the beneficial owner of 10% or more of the Company's Common Stock has become an Adverse Person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, the number of shares of the acquiring company's common stock having a market value at that time of twice the Right's exercise price. The Rights also allow holders to purchase the Company's Common Stock having a market value at that time of twice the Right's exercise price under certain circumstances when a person or group has become an Acquiring Person, or has become the beneficial owner of 10% or more of the Company's Common Stock and has been declared an Adverse Person by a majority of the Company's Directors. Upon the occurrence of any such events, Rights which are, or in certain circumstances were, beneficially owned by any Acquiring Person or Adverse Person or certain related parties will be null and void.

25,000 of the 1,000,000 shares of blank check preferred stock authorized by the Company's Certificate of Incorporation have been designated as the Series A Preferred Stock reserved for issuance under the Rights Plan. Presently, no additional shares of the authorized preferred stock have been designated or reserved for any particular purpose.

Change of Control Provisions. The Company's Certificate of Incorporation
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provides that a Director, or the entire Board of Directors, may be removed by the shareholders only for cause, and further provide that the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote for the election of the Directors is required to remove a Director, or the entire Board. The By-laws further provide that a vacancy on the Board occurring during the course of a year, including a vacancy created by an increase in the number of Directors, may be filled by the remaining Directors and that any new Director elected to fill a vacancy will serve for the remainder of the full term of the class in which such vacancy occurred.

The Company's Certificate of Incorporation prohibits shareholder action by written consent. Additionally, the Company's By-laws do not authorize shareholders to call special meetings of shareholders,
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and further provide that the By-laws may be amended or repealed at a meeting of shareholders only by a vote of at least 66 2/3% of the voting power of the outstanding shares of stock.

ITEM 2.   Exhibits
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           1      All exhibits required by Instruction II to Item 2 will be
                  supplied to the New York Stock Exchange.
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        Roper Industries, Inc.




Date:  October 4, 1996                  By:   /s/ Martin S. Headley
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                                              Martin S. Headley
                                              Vice President and
                                                    Chief Financial Officer